UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Netcapital Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64113L202

(CUSIP Number)

Resurgent Realty, Inc.

c/o Jon S. Wheeler

2101 Parks Avenue

Suite 403

Virginia Beach, VA 23451

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Resurgent Realty, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 29,000
9. Sole Dispositive Power
10. Shared Dispositive Power 29,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 29,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person CO

1. Names of Reporting Persons. Jon S. Wheeler
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 29,000
9. Sole Dispositive Power
10. Shared Dispositive Power 29,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 29,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value per share (“Common Stock”), of Netcapital Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Lincoln Street, Boston, Massachusetts 02111.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Jon S. Wheeler with respect to the shares of Common Stock beneficially owned by Mr. Wheeler through Resurgent Realty, Inc., a Virginia corporation (“Resurgent”). Mr. Wheeler serves as the Chief Executive Officer and sole Director of Resurgent.

The business address of Resurgent is 2101 Parks Avenue, Suite 403, Virginia Beach, VA 23451. The business address of Mr. Wheeler is 2101 Parks Avenue, Suite 403, Virginia Beach, VA 23451.

Mr. Wheeler’s principal employment is commercial real estate development and operation. Resurgent’s is a corporation engaged in the business of commercial real estate development and operation.

During the last five years, no reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, no reporting person was a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wheeler is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Resurgent purchased the shares of Common Stock referenced herein with its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Resurgent’s purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. Resurgent does not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Resurgent Realty, Inc.

Resurgent beneficially owns an aggregate of 29,000 shares of Common Stock. The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 579,445, reported as the number of outstanding shares of Common Stock as of August 2, 2024, as reported in the Issuers Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2024.

(a)	Aggregate number of shares of Common Stock beneficially owned: 29,000

Percentage: 5.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 29,000
3.	Sole power to dispose or to direct disposition: 0
4.	Shared power to dispose or to direct disposition: 29,000

(c)	Within the past 60 days, Resurgent Realty purchased shares of Common Stock as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the Chief Executive Officer and sole director of Resurgent, Jon S. Wheeler has the power to direct the affairs of Resurgent, including the voting and disposition of the shares of Common Stock held in the name of Resurgent. Therefore, Mr. Wheeler is deemed to share voting and disposition power with Resurgent with regard to those shares of Common Stock.

Jon S. Wheeler

(a)	Aggregate number of shares of Common Stock beneficially owned: 29,000

Percentage: 5.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 29,000
3.	Sole power to dispose or to direct disposition: 0
4.	Shared power to dispose or to direct disposition: 29,000

(c)	Jon S. Wheeler ha not purchased or sold any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 12, 2024

RESURGENT REALTY, INC.

By:	/s/ Jon S. Wheeler
Title:	Chief Executive Officer

JON S. WHEELER

By:	/s/ Jon S. Wheeler
Jon S. Wheeler

SCHEDULE A

Transactions by Resurgent Realty, Inc.

The following information does not reflect the 1-for-70 reverse stock split that the Issuer implemented on August 1, 2024. On a post-split basis, Resurgent Realty, Inc. purchased an aggregate of 29,000 shares of the Issuer’s Common Stock.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase or Sale Price
Purchase of Shares of Common Stock	06/18/2024	100,000	$0.0948	$9,480.00
Purchase of Shares of Common Stock	06/21/2024	100,000	$0.1155	$11,550.00
Purchase of Shares of Common Stock	06/26/2024	100,000	$0.1172	$11,720.00
Purchase of Shares of Common Stock	06/27/2024	100,000	$0.1091	$10,910.00
Purchase of Shares of Common Stock	06/28/2024	100,000	$0.1100	$11,000.00
Purchase of Shares of Common Stock	07/02/2024	10,000	$0.0982	$982.00
Purchase of Shares of Common Stock	07/02/2024	90,000	$0.0981	$8,829.00
Purchase of Shares of Common Stock	07/08/2024	20,000	$0.0997	$1,994.00
Purchase of Shares of Common Stock	07/08/2024	80,000	$0.0995	$7,960.00
Purchase of Shares of Common Stock	07/09/2024	3,332	$0.0941	$313.54
Purchase of Shares of Common Stock	07/09/2024	12,675	$0.094	$1,197.79
Purchase of Shares of Common Stock	07/09/2024	83,993	$0.0949	$7,970.94
Purchase of Shares of Common Stock	07/10/2024	100,000	$0.0900	$9,000.00
Purchase of Shares of Common Stock	07/11/2024	100,000	$0.0898	$8,980.00
Purchase of Shares of Common Stock	07/12/2024	88,600	$0.0927	$8,213.22
Purchase of Shares of Common Stock	07/12/2024	36,400	$0.0965	$3,512.60
Purchase of Shares of Common Stock	07/17/2024	34,400	$0.0921	$3,168.24
Purchase of Shares of Common Stock	07/17/2024	21,251	$0.0923	$1,961.47
Purchase of Shares of Common Stock	07/17/2024	4,349	$0.0925	$402.28
Purchase of Shares of Common Stock	07/17/2024	40,000	$0.0925	$3,700.00
Purchase of Shares of Common Stock	07/18/2024	25,000	$0.0950	$2,375.00
Purchase of Shares of Common Stock	07/18/2024	25,000	$0.0945	$2,362.50
Purchase of Shares of Common Stock	07/18/2024	25,000	$0.0943	$2,357.50
Purchase of Shares of Common Stock	07/18/2025	25,000	$0.0931	$2,327.50
Purchase of Shares of Common Stock	08/09/2024	105,000	$0.0467	$4,903.50